SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Nicholas-Applegate Equity & Income Capture Fund

Address of Principal Business Office:
c/o Allianz Global Investors Fund Management LLC
1345 Avenue of the Americas
New York, New York 10105

Telephone Number: (212) 739-3369

Name and address of agent for service of process:
William V. Healey
c/o Allianz Global Investors Distributors LLC
2187 Atlantic Street
Stamford, Connecticut 06902

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  ☒    No  ☐

SIGNATURES

A copy of the Agreement and Declaration of Trust of Nicholas-Applegate Equity & Income Capture Fund is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of New York and the State of New York on the 14th day of December, 2006.

Attest:	/s/ Lawrence G. Altadonna		By:	/s/ Brian S. Shlissel
	Name:	Lawrence G. Altadonna		Name:	Brian S. Shlissel
	Title:	Treasurer		Title:	President and Sole Trustee